Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

For Immediate Release – Press Release

Contact:	Marissa Hermo	Mike Dunn

	Datek	Datek

	(201) 761-8768	(201) 761-8767

	mhermo@datek.com	mdunn@datek.com

DATEK REPORTS 78,274 AVERAGE DAILY TRADES
FOR MARCH 2002

Jersey City, NJ – April 16, 2002 — Datek Online Financial Services LLC, a subsidiary of Datek Online Holdings Corp., today reported trading statistics and account information for March 2002 and the first quarter of 2002.

Month Ended:	Mar. 31, 2002	Feb. 28, 2002	Mar. 31, 2001
Average trades per day	78,274	71,735	85,203

Funded accounts at month’s end	860,776	841,971	766,469	[1]

New funded accounts	21,806	19,703	34,119

Quarter Ended:	Mar. 31, 2002		Dec. 31, 2001		Mar. 31, 2001
Average trades per day	76,663		78,040		97,185

Funded accounts at quarter’s end	860,776		836,943		766,469	[1]

New funded accounts	62,966		53,624		88,891

Customer assets held in custody[2]	$11.6	billion	$11.2	billion	$9.4	billion

Assets per funded account	$13,500		$13,399		$12,218

About Datek Online Financial Services LLC
Located on the World Wide Web at www.datek.com, Datek was the first major firm in its industry to introduce a Web-based, direct-access3 trading product, trading in decimals and a continuous 12-hour trading day for Nasdaq stocks. Datek also was the first major online broker to provide a 60-second commitment and free, real-time streaming quotes4.

About Datek Online Holdings Corp.
Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. The Company’s primary businesses are Datek Online Financial Services LLC, a pioneer in the online brokerage industry; iClearing LLC, a securities clearing operation; and iCapital Markets LLC, a provider of execution services.

1.	Data has been conformed to current presentation standards.
2.	All customer assets are held at iClearing LLC, a wholly owned subsidiary of Datek Online Holdings Corp.
3.	All orders are routed through Datek Online Financial Services LLC.
4.	Real-time quote privileges differ for professional users.

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INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.